--------------------------------------------------------------------------------
                               Noteholders Report
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

                       Crusade Global Trust No. 2 of 2003
                       Coupon Period Ending 18 March 2004



USD Notes
---------

                         FV Outstanding                                 Coupon Payments     Principal         Charge
                              (USD)         Bond Factor   Coupon Rate        (USD)        Payments (USD)     Offs (USD)
                         --------------     -----------   -----------   ---------------   --------------     ----------

Class A Notes           1,172,970,009.04      82.025875%       1.36000%   4,487,170.54    132,283,217.19       0.00


                         FV Outstanding                                 Coupon Payments     Principal         Charge
                              (AUD)         Bond Factor   Coupon Rate        (AUD)       Payments (AUD)      Offs (AUD)
                         --------------     -----------   -----------   ---------------  --------------      ----------

Class B Notes              38,000,000.00     100.000000%  Not Disclosed   Not Disclosed             0.00       0.00

Class C Notes               9,200,000.00     100.000000%  Not Disclosed   Not Disclosed             0.00       0.00

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                                    29-Feb-04


Pool Summary                                    AUD
------------                                    ----

Outstanding Balance -                  1,543,259,376
Variable Rate
Housing Loans

Outstanding Balance -                    350,063,182
Fixed Rate Loans

Number of Loans                               11,883

Weighted Average Current LVR                   65.09%

Average Loan Size                            159,330

Weighted Average Seasoning                   21 mths

Weighted Average Term to Maturity           290 mths


Principal Collections                           AUD
---------------------                           ---

Scheduled Principal Payments            10,027,437.25

Unscheduled Principal Payments         201,179,892.22

Redraws                                  7,921,662.03


Principal Collections                  203,285,667.44



Total Available
Principal                                       AUD
---------                                       ---

Principal Collections                  203,285,667.44

Principal Charge Offs                            0.00

Reimbursement of
Principal Draws                          5,001,558.50

Total Available
Principal                              208,287,225.94


Outstanding Principal
Draws from Previous
Period                                   1,821,266.43


Principal Distributed                  208,287,225.94

Principal Retained                               0.00


Total Available Funds                           AUD
---------------------                           ---

Available Income                        33,609,215.94

Principal Draw                                   0.00

Liquidity Draw                                   0.00


Total Available Funds                   33,609,215.94

Redraw & Liquidity
Facilities                                      AUD
------------------                              ---

Redraw Shortfall                                 0.00

Redraw Carryover Charge Offs                     0.00


CPR
---

                                           Dec-03         Jan-04          Feb-04
                                           ------         ------          ------

                       1 mth CPR           35.88%         29.74%          31.11%


Arrears
-------

                            % of pool
                           (by number)
                           -----------

31 - 59 days                  0.24%

60 - 89 days                  0.06%

90+ days                      0.06%

Defaults*                      Nil

Losses                         Nil


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